EXHIBIT (d)(2)

TENDER AND STOCKHOLDER SUPPORT AGREEMENT

     This TENDER AND STOCKHOLDER SUPPORT AGREEMENT (the “Agreement”), is entered into as of July 30, 2003, by and among Alloy, Inc., a Delaware corporation (“Parent”), Dodger Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Stephen I. Kahn and Geraldine Karetsky (each, a “Stockholder” and collectively, the “Stockolders”).

WITNESSETH:

     WHEREAS, as of the date hereof, each Stockholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of the Class A common stock, par value $0.01 per share (the “Common Stock”), of dELiA*s Corp., a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by any Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the “Subject Shares”);

     WHEREAS, Parent, Merger Sub, and the Company propose to enter into an Acquisition Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which Merger Sub will make a cash tender offer (the “Offer”) for all of the outstanding capital stock of the Company and, after expiration of the Offer, will merge with and into the Company (the “Merger”), in each case upon the terms and subject to the conditions in the Merger Agreement (with all capitalized terms used but not defined herein having the meanings set forth in the Merger Agreement); and

     WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and make the Offer, Parent has required that each Stockholder agree and, in order to induce Parent and Merger Sub to enter into the Merger Agreement, each Stockholder has agreed, to enter into this Agreement.

     NOW, THEREFORE, to induce Parent and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

     Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

     Section 1.2 Other Definitions. For purposes of this Agreement:

     (a)  "Affiliate” means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to each Stockholder, the term “Affiliate” shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

     (b)  "Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

     (c)  "Representative” means, with respect to any particular Person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of such Person.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

     Each Stockholder hereby represents and warrants, jointly and severally, to Parent and Merger Sub as follows:

     Section 2.1 Schedule I sets forth, opposite each Stockholder’s name, the number of shares of Common Stock, and all securities convertible into or exchangeable or exercisable for such Common Stock, over which such Stockholder has record and beneficial ownership as of the date hereof. As of the date hereof, each Stockholder is the beneficial owner of the shares of Common Stock denoted as being owned by such Stockholder on Schedule I and has the sole power to vote (or cause to be voted) such shares of Common Stock. Except as set forth on such Schedule I, no Stockholder nor any Affiliate of a Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Each Stockholder has good and valid title to the Common Stock denoted as being owned by such Stockholder on Schedule I, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or as could not reasonably be expected to impair any Stockholder’s ability to perform his or her obligations under this Agreement.

     Section 2.2 (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by any Stockholder or the consummation by any Stockholder of the transactions contemplated hereby and (ii) neither of the execution and delivery of this Agreement by the Stockholders, nor the consummation by any Stockholder of the transactions contemplated hereby, nor compliance by any Stockholder with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which any Stockholder is a party or by which any Stockholder or any of his, her or its Subject Shares or assets may be bound, or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair in any material respect any Stockholder’s ability to perform his or her obligations under this Agreement.

     Section 2.3 Each Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby represent and warrant to the Stockholders as follows:

     Section 3.1 Parent and Merger Sub are duly organized and validly existing under the laws of the State of Delaware and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub have been duly authorized by all necessary action on the part of Parent and Merger Sub.

     Section 3.2 (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Parent or Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Parent or Merger Sub, or the consummation by Parent and Merger Sub of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of Parent or Merger Sub, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub, or any of their respective assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair, in any material respect, Parent’s or Merger Sub’s ability to perform their obligations under this Agreement.

     Section 3.3 Parent and Merger Sub understand and acknowledge that the Stockholders are entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent and Merger Sub.

ARTICLE IV

TENDER OF SUBJECT SHARES

     Section 4.1 Parent and Merger Sub agree, subject to the conditions of the Offer set forth in Annex B to the Merger Agreement and the other terms and conditions of the Merger Agreement, that (i) Merger Sub will commence the Offer as promptly as practicable (and in any event within five (5) business days after the date of the Merger Agreement); and (ii) Merger Sub will accept for payment, purchase and pay for, in accordance with the terms of the Offer and the Merger Agreement, all shares of Common Stock validly tendered pursuant to the Offer.

     Section 4.2 Each Stockholder agrees (i) to tender the Subject Shares into the Offer promptly, and in any event no later than the tenth (10th) business day following the commencement of the Offer, or, if any Stockholder has not received the Offer Documents by such time, within two (2) business days following receipt of such documents but in any event prior to the date of expiration of such Offer, in each case, free and clear of any liens or other encumbrances except as disclosed herein or those arising from this Agreement and (ii) not to withdraw any Subject Shares so tendered so long as there is no decrease in the Offer Price and the Offer Price is payable in cash. If any Stockholder acquires Subject Shares after the date hereof, such Stockholder shall tender (or cause the record holder to tender) such Subject Shares on or before such tenth (10th) business day following the commencement of the Offer, or, if later, on or before the second business day after such acquisition. Each Stockholder acknowledges and agrees that Parent’s and Merger Sub’s obligation to accept for payment and pay for the Subject Shares in the Offer is subject to the terms and conditions of the Offer.

     Section 4.3 The Stockholders will receive the same Offer Price received by other stockholders of the Company in the Offer with respect to Subject Shares tendered by the Stockholders in the Offer. In the event that, notwithstanding the provisions of the first sentence of Section 4.2, any Subject Shares are for any reason withdrawn from the Offer, such Subject Shares will remain subject to the terms of this Agreement.

     Section 4.4 Each Stockholder agrees to permit Parent and the Company to publish and disclose in the Offer Documents and Schedule 14D-9 and, if approval of the stockholders of the Company is required under applicable law, the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission (the “SEC”), each Stockholder’s identity and ownership of Common Stock and the nature of each Stockholder’s commitments, arrangements and understandings under this Agreement; provided, however, that such publication and disclosure is subject in all cases to the prior review and comment by the Stockholders and other advisors.

ARTICLE V

AGREEMENT TO VOTE

     Section 5.1 Each Stockholder agrees, until such time, if any, that this Agreement is terminated pursuant to Section 8.1 hereof, that:

(a) At any meeting of stockholders of the Company called to vote upon the Merger Agreement and the transactions contemplated thereby, however called, or at any adjournment or postponement thereof or in connection with any written consent of the holders of Common Stock or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement and the transactions contemplated thereby is sought, each Stockholder shall be present (in person or by proxy) and shall vote (or cause to be voted) all Subject Shares then held of record or beneficially owned by such Stockholder in favor of the Merger and the Merger Agreement and the transactions contemplated thereby.

(b) At any meeting of stockholders of the Company, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote or other approval is sought from the Company’s stockholders, each Stockholder shall vote (or cause to be voted) all Subject Shares then held of record or beneficially owned by such Stockholder against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, the Offer or the other transactions contemplated by this Agreement and the Merger Agreement, including, but not limited to any of the following which have such an effect: (i) any Takeover Proposal; (ii) any action that is reasonably likely to result in a breach in any respect of any representation, warranty, covenant or any other obligation or agreement of the Company under the Merger Agreement or result in any of the conditions set forth in Annex B to the Merger Agreement not being fulfilled; (iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (iv) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization, dissolution, winding up or liquidation of the Company and its subsidiaries; (v) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by Parent; (vi) any other material change in the Company’s corporate structure, business, certificate of incorporation or bylaws that is not agreed to by Parent in the exercise of Parent’s discretion; and (vii) any material change in the present capitalization or dividend policy of the Company.

(c) Each Stockholder hereby irrevocably grants to, and appoints Matthew C. Diamond and Samuel A. Gradess (the “Proxyholders”), or either of them, in their respective capacities as officers or directors of Parent, such Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Stockholder, to vote the Subject Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, against any Takeover

Proposal and as otherwise required by this Section 5, subject to the limitations contained herein. Each Stockholder represents that any proxies heretofore given in respect of the Subject Shares are revocable, and that any such proxies are hereby, or have previously been, revoked. This proxy will terminate upon the termination of this Agreement in accordance with its terms. Each Stockholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the stockholders of the Company.

(d) Each Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE VI

RESTRICTIONS ON TRANSFER

     Section 6.1 Other than pursuant to this Agreement, each Stockholder agrees not (a) to sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer by such Stockholder of, any of the Subject Shares or offer any interest in any thereof to any person other than pursuant to the terms of the Offer, the Merger or this Agreement, (b) to enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Subject Shares, or (c) to take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing his or her obligations under this Agreement.

ARTICLE VII

NO SOLICITATION OF TAKEOVER PROPOSALS

     Section 7.1 Each Stockholder shall not, and shall not authorize, permit or cause any of his or her employees, agents, representatives or advisors (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries or such Stockholder) to, directly or indirectly, (i) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Takeover Proposal, or (ii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal, or otherwise cooperate in any way with, or participate in or assist, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing.

ARTICLE VIII

TERMINATION

     Section 8.1 This Agreement shall terminate, and none of Parent or any Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Parent and the Stockholders, (ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms; provided, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement occurring prior to such termination. Notwithstanding the foregoing, Section 12.1 and Sections 12.4 through 12.14, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE IX

STOCKHOLDER CAPACITY

     Section 9.1 No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein or is obligated hereunder in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner (as further set forth on Schedule I hereto) of such Stockholder’s Subject Shares, and nothing herein shall limit or affect any actions taken by any Stockholder in such Stockholder’s capacity as an officer or director of the Company.

ARTICLE X

STOP TRANSFER ORDER; LEGEND

     Section 10.1 In furtherance of this Agreement, concurrently herewith, each Stockholder does hereby authorize the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting and transfer of such shares). Each Stockholder agrees as promptly as is reasonably practicable to apply a legend to all certificates representing the Subject Shares referring to any and all rights granted to Parent by this Agreement; provided that, no such legend shall restrict the transfer of the Subject Shares if such transfer is made pursuant to the Offer.

ARTICLE XI

ADJUSTMENTS TO PREVENT DILUTION

     Section 11.1 In the event of any change in the number of issued and outstanding shares of Subject Shares by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Subject Shares may be changed or exchanged.

ARTICLE XII

GENERAL PROVISIONS

     Section 12.1 Appraisal Rights. To the extent permitted by applicable law, each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

     Section 12.2 HSR Requirements. Each Stockholder agrees promptly to make all necessary filings, if any, and thereafter make any other required submissions, if any, with respect to the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any antitrust and competition laws of any other applicable jurisdiction and any other applicable law. Each Stockholder shall cooperate with Parent in connection with the making of any such filings referenced in the preceding sentence, including providing copies of all such documents to Parent and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.

     Section 12.3 Further Actions. Upon the terms and subject to the conditions hereof and of the Merger Agreement and the Offer, each of the parties hereto shall use its best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each party hereto will, from time to time and without further consideration, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action as any other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, including (a) vesting good title to the Subject Shares in Merger Sub and (b) using its best efforts to obtain all consents and approvals of governmental authorities and parties to contracts as are necessary for the consummation of the transactions contemplated by this Agreement.

     Section 12.4 Fees and Expenses. Each of the parties shall be responsible for its own fees and expenses (including, without limitation, the fees and expenses of financial consultants, investment bankers, accountants and counsel) (collectively, “Fees”) in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

     Section 12.5 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     Section 12.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

     Section 12.7 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Parent or Merger Sub, to:

Alloy, Inc. 151 West 26th Street, 11th Floor New York, NY 10001 Attention: Chief Executive Officer

     with copies to:

Alloy, Inc. 151 West 26th Street, 11th Floor New York, NY 10001 Attention: General Counsel

     and

Katten Muchin Zavis Rosenman 1025 Thomas Jefferson Street, NW Suite 700 East Lobby Washington, DC 20007 Attention: Richard M. Graf

     if to any Stockholder, to the address set forth on Schedule I hereto for such Stockholder, with copies to:

dELiA*s Corp. 435 Hudson St. New York, NY 10014 Attention: Chief Executive Officer

     and

Proskauer Rose LLP 1585 Broadway

New York, NY 10036-8299 Attention: Jeffrey A. Horwitz, Esq.

     Section 12.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 12.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     Section 12.10 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

     Section 12.11 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that each of Parent and Merger Sub may assign and transfer its rights and obligations hereunder to any direct or indirect wholly subsidiary of Parent.

     Section 12.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     Section 12.13 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

     (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     (b)  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or Federal court of the United States of America, sitting in Delaware or in the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery or any Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery or any Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 12.7. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     (c)  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13(c).

     Section 12.14 Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

     IN WITNESS WHEREOF, Parent, Merger Sub and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

ALLOY, INC. a Delaware corporation

By:	/s/ Matthew C. Diamond

Name: Matthew C. Diamond
Title: CEO

DODGER ACQUISITION CORP. a Delaware corporation

By:	/s/ Samuel A. Gradess

Name: Samuel A. Gradess
Title: Treasurer

STOCKHOLDERS:

/s/ Stephen I. Kahn Stephen I. Kahn

/s/ Geraldine Karetsky Geraldine Karetsky

Schedule I

Ownership of Common Stock and Convertible Securities

		Type and Number of Convertible
Name and Address of Stockholder	Number of Shares	Securities

Stephen I. Kahn	14,381,186
c/o dELiA*s Corp.
435 Hudson Street
New York, NY 10014

Geraldine Karetsky	4,345,140
c/o dELiA*s Corp.
435 Hudson Street
New York, NY 10014